UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

VETERINARY PET INSURANCE COMPANY

(Name of Subject Company (Issuer))

SCOTTSDALE INSURANCE COMPANY

(Name of Filing Person (Offeror))

Common stock, par value $0.18 per share

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Peter W. Harper

Vice President of Finance and Treasurer

Scottsdale Insurance Company

8877 N. Gainey Center Drive

Scottsdale, Arizona 85258

480-365-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$29,382,780	$1,154.74

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.18 per share, of Veterinary Pet Insurance Company, not owned by Scottsdale Insurance Company, at a purchase price of $13.80 per share, net to the seller in cash. As of March 31, 2008, 5,785,743 shares of Veterinary Pet Insurance Company common stock were outstanding, of which 3,743,556 shares were owned by the offeror, Scottsdale Insurance Company, plus 87,000 options for shares of common stock were outstanding, exercisable at prices under the offer price. As a result, this calculation assumes the purchase of 2,129,187 shares of Veterinary Pet Insurance Company common stock.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930, and was previously paid in connection with the initial filing of the Schedule TO on May 1, 2008.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,154.74	Filing Party:	Scottsdale Insurance Company

Form or Registration No.:	Schedule TO	Date Filed:	May 1, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2008, by Scottsdale Insurance Company, an Ohio corporation (“SIC”). The Schedule TO relates to the offer by SIC to purchase all of the issued and outstanding shares of common stock, par value $0.18 per share (the “Shares”), of Veterinary Pet Insurance Company, a California corporation (“VPI”), at a purchase price of $13.80 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

The information in the Offer to Purchase is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.	Additional Information.

Item 11 of the Offer to Purchase is hereby amended and supplemented by adding the following text thereto:

“The initial offering period of the Offer expired at 5:00 p.m., New York City time, on Friday, May 30, 2008. SIC’s calculations indicate that approximately 1,795,465 Shares were validly tendered and not withdrawn as of the expiration date of the initial offering period of SIC, representing approximately 94% on a fully diluted basis. SIC has accepted for payment all tendered Shares.

On May 31, 2008, SIC issued a letter to VPI shareholders announcing the results of the Offer and that SIC commenced a subsequent offering period expiring on Thursday, June 12, 2008 at 5:00 p.m., New York City time, unless extended. During the subsequent offering period, SIC will accept for payment and promptly pay for Shares as they are tendered. Stockholders who did not previously tender their Shares into the Offer may do so and will promptly receive the same $13.80 per share cash consideration paid for shares tendered during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(ii)	SIC letter to VPI Shareholders regarding the subsequent offering period.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SCOTTSDALE INSURANCE COMPANY

By:	/s/ Peter W. Harper
Peter W. Harper, Vice President of Finance and Treasurer

Dated: June 2, 2008